UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 6

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

(Names of Filing Persons—(Offerors))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons—(Other Person(s))

SCHEDULE 13E-3/A

Amendment No. 6

(Rule 13e-3)

Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company—(Issuer))

COLONEL HOLDINGS, INC.

COLONEL UK HOLDINGS LIMITED

COLONEL OFFEROR SUB, LLC

COLONEL MERGER SUB, INC.

APOLLO MANAGEMENT VII, L.P.

(Names of Persons—Filing Statements)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP Number of Class of Securities)

John J. Suydam

Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Telephone: (212) 515-3200

James Schwab

Neil Goldman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Telephone: (212) 373-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$511,409,101.50	$59,375.00

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.
**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375.00

Form or Registration No.:	Schedule TO - T

Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement and Transaction Statement filed on Schedule TO on May 17, 2011, as amended and supplemented by Amendment No. 1 filed on May 24, 2011, Amendment No. 2 filed on June 1, 2011, Amendment No. 3 filed on June 3, 2011, Amendment No. 4 filed on June 8, 2011 and Amendment No. 5 filed on June 9, 2011 (as so amended and supplemented, the “Schedule TO”) by Colonel Holdings, Inc., a Delaware corporation, Colonel UK Holdings Limited, a United Kingdom private limited company, Colonel Offeror Sub, LLC, a Delaware limited liability company (“Offeror”), Colonel Merger Sub, Inc., a Delaware corporation, and Apollo Management VII, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of CKx, Inc., a Delaware corporation, at a purchase price of $5.50 per Common Share, net to the seller in cash, without interest and subject to deduction for any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated May 17, 2011 (the “Offer to Purchase”) and the related letter of transmittal, as they may be amended or supplemented from time to time. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 6, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 6 together with the Schedule TO.

Item 1: Summary Term Sheet

Regulation M-A Item 1001

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following text at the end thereof:

“The initial period of the Offer expired at 12:00 midnight, New York City time, on Wednesday, June 15, 2011. According to the Depositary, as of the expiration of the Offer, a total of approximately 50,819,769 Common Shares were validly tendered and not properly withdrawn in the Offer (including Common Shares tendered through a Notice of Guaranteed Delivery), which, together with the Sillerman Shares held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Sillerman Support Agreement, represent approximately 75.5% of all outstanding Common Shares on a fully-diluted basis. Additional Common Shares were tendered through Notices of Guaranteed Delivery. Offeror has accepted for payment all Common Shares that were validly tendered and not properly withdrawn in the Offer, and payment for such Common Shares will be made promptly, in accordance with the terms of the Offer.

On June 16, 2011, Offeror and CKx issued a joint press release announcing the results of the Offer and that Offeror has commenced a subsequent offering period for all remaining untendered Common Shares expiring at 5:00 p.m., New York City time, on Monday, June 20, 2011. Offeror will immediately accept for payment all Common Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Holders of Common Shares that tender during the subsequent offering period will receive the same Offer Price paid during the initial offering period. The procedures for accepting the Offer and tendering Common Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that no withdrawal rights will apply to Common Shares tendered during the subsequent offering period and no withdrawal rights will apply during the subsequent offering period with respect to Common Shares tendered in the initial offering period and accepted for payment.

Each of Offeror, the Sillerman Stockholders and The Promenade Trust has reaffirmed that it intends to deliver a written consent adopting and approving the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Merger, promptly following the CKx Board setting a record date for stockholders entitled to vote thereon. It is expected that the CKx Board will set such record date as June 16, 2011. Such written consents, when delivered, will be sufficient to adopt and approve the Merger Agreement and the other transactions contemplated thereby, including the Merger, without further action by any other holder of shares of capital stock of CKx. In such event, it is anticipated that the Merger would be consummated approximately 20 days following the mailing to stockholders of an Information Statement pursuant to Section 14C of the Exchange Act, which mailing is expected to occur as early as the 11th day after the expiration of the subsequent offering period.

Assuming that all Common Shares tendered through a Notice of Guaranteed Delivery as of the expiration of the initial offering period are delivered, in the event that an additional 2.9% of the outstanding Common Shares are tendered pursuant to the subsequent offering period, Parent intends to exercise its rights under the Sillerman Support Agreement and the Promenade Support Agreement to cause the Sillerman Stockholders and The Promenade Trust to contribute their Common Shares and Preferred Shares to Parent (or its affiliate), after which Merger Sub would expect to exercise its rights under the Merger Agreement to exercise the Top-Up Option. After giving effect to such transactions, Parent would expect to promptly cause the Merger to be effected pursuant to Section 253 of the DGCL without any further action by the holders of shares of capital stock of CKx.

The full text of the joint press release issued by Offeror and CKx is filed as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.”

Item 4: Terms of the Transaction

Regulation M-A Item 1004

Item 4 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1 of this Amendment No. 6, which is hereby incorporated by reference into Item 4 of the Schedule TO.

Item 8: Interest in the Securities of the Subject Company

Regulation M-A Item 1008

Item 8 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1 of this Amendment No. 6, which is hereby incorporated by reference into Item 8 of the Schedule TO.

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Item 11: Additional Information

Regulation M-A Item 1011

Item 11 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1 of this Amendment No. 6, which is hereby incorporated by reference into Item 11 of the Schedule TO.

Item 12: Exhibits

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(1)(I) Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on June 16, 2011.

See the Exhibit Index following the signature pages to the Schedule TO.”

Item 13: Information Required by Schedule 13E-3

Item 1: Summary Term Sheet

Regulation M-A Item 1001

Item 1 of Item 13 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1 of this Amendment No. 6, which is hereby incorporated by reference into Item 1 of Item 13 of the Schedule TO.

Item 4: Terms of the Transactions

Regulation M-A Item 1004

Item 4 of Item 13 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1 of this Amendment No. 6, which is hereby incorporated by reference into Item 4 of Item 13 of the Schedule TO.

Item 15: Additional Information

Regulation M-A Item 1011

Item 15 of Item 13 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1 of this Amendment No. 6, which is hereby incorporated by reference into Item 15 of Item 13 of the Schedule TO.

Item 16: Exhibits

Regulation M-A Item 1016

Item 16 of Item 13 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 12 of this Amendment No. 6, which is hereby incorporated by reference into Item 16 of Item 13 of the Schedule TO

[Remainder of the page is intentionally left blank]

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2011

COLONEL HOLDINGS, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL UK HOLDINGS LIMITED

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL OFFEROR SUB, LLC

By:	Colonel UK Holdings Limited, its Sole Member

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

COLONEL MERGER SUB, INC.

By:	/s/ Darren Glatt
Name: Darren Glatt
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2011

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC, its General Partner

By:	/s/ Aaron Stone
Name: Aaron Stone Title: Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated May 17, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks.

(a)(1)(F)*	Press Release issued by CKx, Inc. on May 10, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(a)(1)(G)*	Advertisement as published on May 17, 2011.

(a)(1)(H)*	Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on May 17, 2011.

(a)(1)(I)**	Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on June 16, 2011 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed by CKx, Inc. on June 16, 2011).

(a)(2)*	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by CKx, Inc. on May 17, 2011, which is incorporated herein by reference.

(b)(1)*	Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and between Goldman Sachs Bank USA and Colonel Holdings, Inc.

(b)(2)*	Second Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and among Goldman Sachs Bank USA, Macquarie Capital (USA) Inc., MIHI LLC, Colonel Holdings, Inc. and Colonel Merger Sub, Inc.

(c)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of May 10, 2011, among Colonel Holdings, Inc., Colonel Merger Sub, Inc. and CKx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(2)*	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of May 10, 2011, among Colonel Holdings, Inc., Colonel Merger Sub, Inc. and CKx, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKx, Inc. on May 17, 2011).

(d)(3)*	Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Robert F.X. Sillerman on May 11, 2011).

(d)(4)*	Letter Agreement, dated as of May 16, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman.

(d)(5)*	Letter Agreement, dated as of May 10, 2011, by and between Colonel Holdings, Inc. and The Promenade Trust.

(d)(6)*	Limited Guarantee, dated as of May 10, 2011, by and between Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. and CKx, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by CKx, Inc. on May 11, 2011).

(d)(7)*	Equity Commitment Letter, dated as of May 10, 2011, by and between Apollo Investment Fund VII, L.P., Apollo

Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. and Colonel Holdings, Inc.

(e)	None.

(f)*	Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO filed on May 17, 2011).

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.